UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DRAGON GOLD RESOURCES, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

26144D 10 3
(CUSIP NUMBER)

RAOUL N. TSAKOK
789 WEST PENDER STREET
SUITE 900
VANCOUVER, BC CANADA V6C 1H2
(604) 893-8891
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

FEBRUARY 2, 2006
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
"Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26144D 10 3

|1|	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Raoul N. Tsakok

|2|	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

|3|	SEC USE ONLY

|4|	SOURCE OF FUNDS
SC

|5|	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

|6|	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

|7| SOLE VOTING POWER
NUMBER OF	11,500,000
SHARES
BENEFICIALLY	|8| SHARED VOTING POWER
OWNED BY EACH	N/A
REPORTING
PERSON WITH	|9| SOLE DISPOSITIVE POWER
11,500,000

|10|	SHARED DISPOSITIVE POWER
N/A

|11|	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500,000

|12|	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
N/A

|13|	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%

|14|	TYPE OF REPORTING PERSON
IN

ITEM 1.      Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 (the “Common Stock”) of Dragon Gold Resources, Inc. a Nevada corporation (the "Company"). The principal executive offices of Dragon Gold Resources, Inc. are located at Regents Place, 338 Euston Road, London, United Kingdom NW1 3BT.

ITEM 2.      Identity and Background

A.	Name of Person filing this Statement: Raoul N. Tsakok.

B.	Residence of Business Address: Suite 900, 789 West Pender Street, Vancouver, BC, Canada V6C 1H2

C.	Present Principal Occupation and Employment: Businessman

D.	Mr. Tsakok has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Mr. Tsakok has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Mr. Tsakok is a citizen of Canada.

ITEM 3.      Source of Amount of Funds or Other Compensation

     Mr. Tsakok beneficially owns 11,500,000 shares of Common Stock as a result of the Exchange Agreement dated July 15, 2004 (the "Exchange") which is incorporated by reference under Exhibit 1, and subsequent transactions on July 16, 2004.

ITEM 4.      Purpose of Transaction

Mr. Tsakok acquired the securities of Dragon Gold Resources, Inc. for investment purposes. Depending on general market and economic conditions affecting Dragon Gold Resources, Inc. and other relevant factors, Mr. Tsakok may purchase additional securities of Dragon Gold Resources, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Tsakok does not have any plans or proposals which relate to or result in:

(a)	the acquisition by any person of additional securities of Dragon Gold Resources, Inc., or the disposition of securities of Dragon Gold Resources, Inc.;

(b)	an extraordinary transaction, such as a merger, reorganization or liquidation, involving Dragon Gold Resources, Inc. or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Dragon Gold Resources, Inc. or any of its subsidiaries;

(d)	any change in the present board of directors or management of Dragon Gold Resources, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Dragon Gold Resources, Inc.;

(f)	any other material

(g)	changes in Dragon Gold Resources, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Dragon Gold Resources, Inc. by any person;

(h)

causing a class of securities of Dragon Gold Resources, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Dragon Gold Resources, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

ITEM 5.      Interest in Securities of the Issuer

(a)

As of the date of this report, Raoul Tsakok beneficially owns an aggregate of 11,500,000 share so Common Stock, which represents 21.6% of the issuer’s Common Stock based upon 53,221,724 shares of Common Stock outstanding.

(b)	Mr. Tsakok has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Tsakok.

(c)	Mr. Tsakok acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Tsakok.

(e)	Not applicable.

ITEM 6.      Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7.      Material to be Filed as Exhibits

Exhibit 1(1) Exchange Agreement

(1) Filed as Exhibit 2.1 to the Company’s Form 8-K filed on July 29, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2006	By:	/s/ Raoul Tsakok
Raoul Tsakok